UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

GENTHERM INCORPORATED

(Exact name of registrant as specified in its charter)

Michigan	000-21810
(State or other jurisdiction of incorporation)	(Commission File Number)
21680 Haggerty Road, Northville, MI	48167
(Address of principal executive offices)	(Zip Code)

Wayne Kauffman, Senior Vice President, General Counsel and Secretary, (248) 504-0500

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended .

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

A copy of the Conflict Minerals Report of Gentherm Incorporated for the reporting period January 1, 2023 to December 31, 2023 is provided as Exhibit 1.01 hereto. Such report is also publicly available at https://gentherm.gcs-web.com/financial-information/sec-filings. The information included in such Conflict Minerals Report is incorporated herein by reference. This Form SD, including Exhibit 1.01 attached hereto, contains references to our website; however, the information on our website is not incorporated by reference into this Form SD or Exhibit 1.01.

Item 1.02	Exhibit

The Conflict Minerals Report as required by Item 1.01 of Form SD is filed herewith as Exhibit 1.01.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01	Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01	Exhibits

Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

GENTHERM INCORPORATED

By: /s/ Wayne Kauffman
Wayne Kauffman
Senior Vice President, General Counsel and Secretary
Date: May 31, 2024

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